ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 24, 2017	William M. Beaudoin
T + 617 854-2337
william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 177 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 29, 2016, relating to the series of the Trust (each a “Fund,” and collectively the “Funds”). The Trust’s response to three of the comments was submitted via Edgar correspondence on February 23, 2017. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectus (the “Prospectus”).

General

1. Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 177. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Funds to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 177 will be filed with the SEC in the 485(b) Amendment.

2. Comment: Except with respect to AMG Managers LMCG Small Cap Growth Fund, which is discussed separately below, for each Fund that has more than one portfolio manager,

please confirm that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of such Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

3. Comment: The Staff notes that the “Additional Investment Policies” section of the SAI states that “[e]ach Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Each Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Funds too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires a Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by each Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by each Fund, the Trust also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

GW&K U.S. Small Cap Growth Fund

4. Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “The Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please confirm supplementally that the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket and consider whether such information should be disclosed to investors.

Response: The Trust confirms that while the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

5. Comment: Please consider including Mid-Capitalization Stock Risk as a principal risk of the Fund if the capitalization range of certain securities could appreciate above the Fund’s small-capitalization threshold.

Response: Although the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Trust respectfully submits that Mid-Capitalization Stock Risk is not a principal risk of investing in the Fund.

AMG Managers DoubleLine Core Plus Bond Fund

6. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that seven out of the nineteen series of the Trust are currently subject to the recoupment arrangement described above (the “Existing Recoupment Arrangement”). The Trust undertakes that any new expense limitation agreement that permits recoupment that the Trust enters into for any existing series of the Trust that is not currently subject to the Existing Recoupment Arrangement or for any new series of the Trust will provide that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such series’ contractual expense limitation. The Trust respectfully submits that the Fund’s current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Investment Manager and the Trust with respect to the Fund. The Trust also respectfully submits that the Existing Recoupment Arrangement is consistent with current practices by others in the industry and that it has consulted with its independent auditors regarding the Existing Recoupment Arrangement and has concluded not to make any changes with respect to the series that currently have the Existing Recoupment Arrangement.

7. Comment: The “Summary of the Funds—Principal Investment Strategies” section discloses that the Fund may invest in inverse floating rate securities. Explain supplementally whether the Fund intends to include such securities and/or other variable and floating rate securities as part of its 80% policy under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please note that the Staff has taken the position that investments in variable and floating rate securities do not count as fixed income for purposes of Rule 35d-1 under the 1940 Act.

Response: The Trust believes that the term “fixed income securities” is commonly understood by investors, as evidenced by its frequent usage by other registrants, to indicate debt and income-producing instruments of any kind, including instruments with variable and floating rates of interest. Accordingly, the Trust treats such investments as satisfying the 80% test.

8. Comment: In the ‘Summary of the Fund—Principal Investment Strategies” section, please consider adding an example of interest rate risk using a duration that is representative of the Fund’s duration to the Fund’s existing discussion of maturity and duration.

Response: Examples of the effect of a concrete percentage change in interest rates are provided in the Prospectus in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of five years would be expected to decline by about 5%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of five years would be expected to rise by about 5%.

The Trust respectfully submits that the existing examples are sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

9. Comment: The “Summary of the Funds—Principal Investment Strategies” section discloses that the Fund may invest in defaulted corporate securities. Please add disclosure regarding the risks associated with defaulted securities to the “Summary of the Funds—Principal Risks” section. The Staff believes that defaulted securities should have their own risk in addition to “High Yield Risk.”

Response: The requested change has been made.

AMG Managers Fairpointe Focused Equity Fund

10. Comment: Please disclose how this Fund is a “focused fund” (e.g., it will focus a substantial portion of its assets in a small number of issuers, business sectors or industries).

Response: The use of the term “focused” in the name of the Fund is intended to indicate that the Fund intends to invest in a select number of equity securities, as described in the “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus.

11. Comment: In the “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus, the Fund discloses that it invests in convertible securities. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

12. Comment: In the “Summary of the Fund—Principal Risks” section of the Fund’s Prospectus, please include “Focused Investment Risk” as is done for other focused funds in the AMG Fund Complex (e.g., Yacktman Focused Fund).

Response: The requested change has been made.

13. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that seven out of the nineteen series of the Trust are currently subject to the recoupment arrangement described above (the “Existing Recoupment Arrangement”). The Trust undertakes that any new expense limitation agreement that permits recoupment that the Trust enters into for any existing series of the Trust that is not currently subject to the Existing Recoupment Arrangement or for any new series of the Trust will provide that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such series’ contractual expense limitation. The Trust respectfully submits that the Fund’s current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Investment Manager and the Trust with respect to the Fund. The Trust also respectfully submits that the Existing Recoupment Arrangement is consistent with current practices by others in the industry and that it has consulted with its independent auditors regarding the Existing Recoupment Arrangement and has concluded not to make any changes with respect to the series that currently have the Existing Recoupment Arrangement.

AMG Managers Fairpointe Mid Cap Fund

14. Comment: Please explain supplementally why a market capitalization of between $1 billion and $15 billion is appropriate for what the Fund considers to be mid-cap companies.

Response: The Trust believes that its definition of mid-capitalization companies is reasonable and consistent with investor expectations of the term “mid-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define mid-cap securities by reference to a broad-based securities market index that focuses on the mid cap sector, such as the Russell Midcap Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of between $1.9 billion and $26.3 billion as mid-cap, based on the capitalization range of the Russell Midcap Index as of May 27, 2016, the date of the latest reconstitution of the Index (implemented by the Index June 24, 2016).

15. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

AMG Managers Guardian Capital Global Dividend Fund

16. Comment: Noting that the Fund uses the term “dividend” in its name, please revise the “Principal Investment Strategies” section of the Fund’s Prospectus to include a policy requiring the Fund to invest, under normal circumstances, at least 80% of its assets in securities of dividend-paying companies.

Response: The Trust believes that the Fund’s current 80% policy is consistent with Rule 35d-1 under the 1940 Act. The Trust believes that, in this case, the term “dividend” in the Fund’s name suggests an investment strategy rather than a type of security.

17. Comment: The Staff notes that “Emerging Markets Risk” is listed as a principal risk of the Fund. Please confirm whether the Fund intends to invest in emerging market securities and, if applicable, add disclosure relating to investments in emerging markets in the “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus.

Response: The Trust notes that the “Principal Investment Strategies” section of the Fund’s Prospectus discloses that the Fund may invest in securities of companies that are listed, or whose principal business activities are located, in emerging market countries and respectfully submits that this disclosure adequately reflects the Fund’s principal investment strategies regarding investments in emerging market securities.

18. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that seven out of the nineteen series of the Trust are currently subject to the recoupment arrangement described above (the “Existing Recoupment Arrangement”). The Trust undertakes that any new expense limitation agreement that permits recoupment that the Trust enters into for any existing series of the Trust that is not currently subject to the Existing Recoupment Arrangement or for any new series of the Trust will provide that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such series’ contractual expense limitation. The Trust respectfully submits that the Fund’s current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Investment Manager and the Trust with respect to the Fund. The Trust also respectfully submits that the Existing Recoupment Arrangement is consistent with current practices by others in the industry and that it has consulted with its independent auditors regarding the Existing Recoupment Arrangement and has concluded not to make any changes with respect to the series that currently have the Existing Recoupment Arrangement.

AMG Managers Lake Partners LASSO Alternatives Fund

19. Comment: It is the Staff’s view that the line items labeled “Dividend and interest Expense on Short Sales” and “Other Acquired Fund Fees and Expenses” in the “Annual Fund

Operating Expenses” table are not permitted by Form N-1A. Please remove such line items but keep the “Total Acquired Fund Fees and Expenses” line item.

Response: Instruction 3(c)(iii) to Item 3 of Form N-1A provides that the Fund may subdivide the “Other Expenses” caption into no more than three subcategories that identify the largest expense or expenses of the Fund, so long as the fee and expense table includes a total of such expenses. The Fund is a fund-of-funds that invests primarily in other funds. Acquired Fund Fees and Expenses are the principal “other expenses” of the Fund. The Trust believes it is meaningful and appropriate to break out expenses of the underlying funds into the two distinct categories of expenses incurred by such funds and generally consistent with the fee table presentation of such funds – i.e., traditional operating expenses and short sale expenses.

20. Comment: The “Summary of the Funds – Principal Investment Strategies” section of the Fund’s Prospectus discloses that “[t]he Fund’s strategy is implemented by the subadviser using its proprietary LASSO ® Long and Short Strategic Opportunities® strategy.” Understanding it is proprietary, the Staff believes the Fund should disclose more information about the strategy.

Response: In response to this comment, the Trust has revised the Fund’s strategy disclosure as follows:

The Fund’s strategy is implemented by the subadviser using its proprietary LASSO® Long and Short Strategic Opportunities® strategy. ~~The LASSO strategy is intended to produce~~ The subadviser allocates the Fund’s assets across a diversified mix of alternative investment strategies, accessing these primarily through Alternative Mutual Funds, with the goal of producing long-term total returns with less volatility than the overall stock market and reduced correlation to conventional asset classes, across a variety of market climates.

21. Comment: The Staff notes that the Fund lists private placements and distressed securities as a principal investment strategy. Please include disclosure regarding these instruments in the Fund’s risk disclosure.

Response: The Trust has added risk disclosure regarding distressed securities in response to this comment. The Trust respectfully submits that the principal risks associated with the Fund’s investments in private placements are discussed under “Liquidity Risk” in the “Summary of the Funds – Principal Risks” and “Additional Information About the Funds – Summary of the Funds’ Principal Risks” sections.

22. Comment: The Staff notes that the “Summary of the Funds – Principal Risks” section includes risks with respect to various instruments not listed as a principal investment strategy including swap agreements or similar instruments, convertible securities, investments in foreign issuers, leveraged exchange-traded funds and non-diversified funds. Please include disclosure regarding these instruments in the Fund’s strategy disclosure.

Response: The Fund is a fund-of-funds that invests exclusively in other investment companies. The Trust believes that the “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus adequately describes the Fund’s strategy of investing in other funds including a description of the types of funds that the Fund emphasizes. The Trust has revised the introduction to the “Summary of the Funds—Principal Risks” to clarify that the risks can either be direct or through the Fund’s investments in one or more underlying funds.

23. Comment: In the “Summary of the Funds—Performance” section of the Fund’s Prospectus, in the Average Annual Total Returns table, please remove the second line showing Index performance and the corresponding footnote 2 or supplementally explain why the second line and footnote 2 are included.

Response: The Trust notes that the second line showing Index performance and the corresponding footnote 2 reflect performance of the Index since the inception date of the Fund’s Class N shares on March 3, 2010. The Trust further notes that the Fund’s Class I and Class N shares have different inception dates and that the Index has different returns since each respective inception date. The Trust therefore believes that including two separate lines showing Index performance and two separate footnotes indicating the inception date from which such performance is being measured is appropriate. The Trust respectfully submits that this presentation is intended to help facilitate shareholder understanding of the how the Fund’s performance compares to that of the Index.

24. Comment: Please explain supplementally why HFRX Equity Hedge Index qualifies as a broad based index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The HFRX Equity Hedge Index is designed to be representative of the overall composition of the hedge fund universe. The constituent components of the index are securities representing the full range of hedge fund strategies. Accordingly, the Trust believes that the HFRX Equity Hedge Index is a broad-based index “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter” as required by Instruction 2(b) to Item 4 and Instruction 5 to Item 27(b)(7).

AMG Managers LMCG Small Cap Growth Fund

25. Comment: Please explain supplementally why a market capitalization of below $5 billion is appropriate for what the Fund considers to be small-cap companies.

Response: The Trust believes that its definition of small-capitalization companies is reasonable and consistent with investor expectations of the term “small-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define small-cap securities by reference to a broad-based securities market index that focuses on the small-cap sector, such as the Dow Jones U.S. Small Cap Total Stock Market Index or the Russell 2000 Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of up to $9.0 billion or $9.4 billion as small-cap, based on the largest stock by market capitalization of the Dow Jones U.S. Small Cap Total Stock Market Index and the Russell 2000 Index, respectively, each as of January 31, 2017.

26. Comment: The “Summary of the Funds—Principal Risks” section discloses that the Fund is subject to “Foreign Investment Risk.” Please add disclosure in the “Summary of the Fund—

Principal Investment Strategies” section discussing that the Fund may invest in securities issued by foreign issuers.

Response: The Trust notes that the “Principal Investment Strategies” section of the Fund’s Prospectus discloses that the Fund may invest in foreign securities through depositary receipts and respectfully submits that this disclosure adequately reflects the Fund’s principal investment strategies regarding investments in foreign issuers.

27. Comment: The “Summary of the Funds—Portfolio Management” section of the Fund’s Prospectus states that Mr. Morey is the “Lead Portfolio Manager.” Are there other portfolio managers that are jointly responsible for the day-to-day management of the Fund? Please clarify that Mr. Morey is primarily responsible for the day-to-day management of the Fund and/or if other portfolio managers should be disclosed in accordance with Item 5 of Form N-1A.

Response: The Trust notes that “Lead Portfolio Manager” is in reference to Mr. Morey’s position at the subadviser and that Mr. Morey is listed as “Portfolio Manager” of the Fund. The Trust confirms that Mr. Morey is primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

28. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that seven out of the nineteen series of the Trust are currently subject to the recoupment arrangement described above (the “Existing Recoupment Arrangement”). The Trust undertakes that any new expense limitation agreement that permits recoupment that the Trust enters into for any existing series of the Trust that is not currently subject to the Existing Recoupment Arrangement or for any new series of the Trust will provide that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such series’ contractual expense limitation. The Trust respectfully submits that the Fund’s current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Investment Manager and the Trust with respect to the Fund. The Trust also respectfully submits that the Existing Recoupment Arrangement is consistent with current practices by others in the industry and that it has consulted with its independent auditors regarding the Existing Recoupment Arrangement and has concluded not to make any changes with respect to the series that currently have the Existing Recoupment Arrangement.

29. Comment: In the “Summary of the Funds—Performance” section of the Fund’s Prospectus, in the Average Annual Total Returns table, please remove the second line showing Index performance and the corresponding footnote 2 or supplementally explain why the second line and footnote 2 are included.

Response: The Trust notes that the second line showing Index performance and the corresponding footnote 2 reflect performance of the Index since the inception date of the Fund’s Class I shares on June 1, 2011. The Trust further notes that the Fund’s Class I and Class N shares have different inception dates and that the Index has different returns since each respective inception date. The Trust therefore believes that including two separate lines showing Index performance and two separate footnotes indicating the inception date from which such performance is being measured is appropriate. The Trust respectfully submits that this presentation is intended to help facilitate shareholder understanding of the how the Fund’s performance compares to that of the Index.

AMG Managers Montag & Caldwell Balanced Fund

30. Comment: Please explain supplementally why a market capitalization of $5 billion or more is appropriate for what the Fund considers to be large-cap companies.

Response: The Trust believes that its definition of large-capitalization companies is reasonable and consistent with investor expectations of the term “large-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define large-cap securities by reference to a broad-based securities market index that focuses on the large-cap sector, such as the S&P 500 Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of as low as $2.5 billion as large-cap, based on the capitalization range of the S&P 500 Index as of January 31, 2017. The Trust also notes that several prominent fund complexes use a market capitalization range of greater than $5 billion in defining large-cap companies.

31. Comment: Please confirm whether the Fund intends to invest in emerging market securities. If applicable, please add disclosure relating to investments in emerging markets.

Response: Although emerging market securities are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies—Investment Techniques and Associated Risks,” the Trust confirms that the Fund does not currently intend to invest in emerging market securities as a principal investment strategy. Therefore, the Trust has not added any disclosure in response to this comment.

32. Comment: The “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus discloses that the Fund “will invest in fixed income securities only with a ‘BBB/Baa’ or better rating.” Please disclose any criteria with respect to maturity or duration that the Fund may use in selecting such fixed income securities.

Response: As disclosed in the “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus, when selecting fixed income securities for the Fund, the subadviser strives to maximize total return and reduce risk primarily through actively adjusting the portfolio’s duration and sector weightings. The Trust does not believe that the subadviser uses any particular criteria with respect to maturity or duration in selecting fixed income securities for the Fund that should be described in the “Summary of the Funds—Principal Investment Strategies” section.

33. Comment: The “Summary of the Funds—Performance” section of the Fund’s Prospectus includes multiple indices. Please disclose information about the additional indexes in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: The Trust believes that the Fund’s current disclosure is appropriate and consistent with the requirements of Form N-1A. With respect to the 60% S&P 500 Index/ 40% Bloomberg Barclays U.S. Government Credit Bond Index, the “Performance” section discloses that this is “a composite intended to reflect the asset allocation characteristics of balanced funds in general.” With respect to the S&P 500 Index and the Bloomberg Barclays U.S. Government Credit Bond Index, Instruction 2(b) to Item 4 of Form N-1A provides, in pertinent part, that a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Instruction 6 to Item 27(b)(7) provides, in pertinent part, that a Fund may compare its performance to an additional broad-based index so long as the comparison is not misleading. The Fund considers the S&P 500 Index and the Bloomberg Barclays U.S. Government Credit Bond Index to be broad-based securities market indexes and describes these indexes as such in the “Performance” section.

AMG Managers Montag & Caldwell Growth Fund

34. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks and convertible bonds. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

35. Comment: Please explain supplementally why a market capitalization of $5 billion or more is appropriate for what the Fund considers to be large-cap companies.

Response: The Trust believes that its definition of large-capitalization companies is reasonable and consistent with investor expectations of the term “large-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define large-cap securities by reference to a broad-based securities market index that focuses on the large-cap sector, such as the S&P 500 Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of as low as $2.5 billion as large-cap, based on the smallest stock by market capitalization of the S&P 500 Index as of January 31, 2017. The Trust also notes that several prominent fund complexes use a market capitalization range of greater than $5 billion in defining large cap companies.

36. Comment: The “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus discloses that “the subadviser limits sector and individual security exposure,

and adheres to a structured sell discipline.” Please explain and disclose what is meant by “structured sell discipline.”

Response: The Trust believes that the description regarding the criteria for selling securities of the Fund, coupled with the additional disclosure in the Fund’s “Additional Information About the Funds—Additional Information about the Fund’s Principal Investment Strategies” section, is adequate and is consistent with the manner in which the subadviser characterizes its investment process.

AMG Managers Montag & Caldwell Mid Cap Growth Fund

37. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks and convertible bonds. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

38. Comment: The “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus discloses that “the subadviser adheres to a structured sell discipline.” Please explain and disclose what is meant by “structured sell discipline.”

Response: The Trust believes that the description regarding the criteria for selling securities of the Fund, coupled with the additional disclosure in the Fund’s “Additional Information About the Funds—Additional Information about the Fund’s Principal Investment Strategies” section, is adequate and is consistent with the manner in which the subadviser characterizes its investment process.

39. Comment: In the “Summary of the Funds—Performance” section of the Fund’s Prospectus, in the Average Annual Total Returns table, please remove the second line showing Index performance and the corresponding footnote 2 or supplementally explain why the second line and footnote 2 are included.

Response: The Trust notes that the second line showing Index performance and the corresponding footnote 2 reflect performance of the Index since the inception date of the Fund’s Class I shares on May 14, 2014. The Trust further notes that the Fund’s Class I and Class N shares have different inception dates and that the Index has different returns since each respective inception date. The Trust therefore believes that including two separate lines showing Index performance and two separate footnotes indicating the inception date from which such performance is being measured is appropriate. The Trust respectfully submits that this presentation is intended to help facilitate shareholder understanding of the how the Fund’s performance compares to that of the Index.

AMG Managers Pictet International Fund

40. Comment: The Fund’s Prospectus makes references to “Growth at a Reasonable Price (“GARP”).” Please explain what GARP is and describe GARP characteristics.

Response: The Trust submits that “Growth at a Reasonable Price” investing generally involves buying stocks that have a reasonable price/earnings ratio in relationship to a company’s earnings growth rate. The “Summary of the Funds—Principal Investment Strategies” section for the Fund describes that the “subadviser seeks to build a portfolio of companies that trade below their underlying (“intrinsic”) value at the time of purchase,” that the “investment process utilizes bottom-up fundamental analysis that focuses on future growth in cash generation and cash returns on the capital employed in the business,” and that the “portfolio is focused on both growth and valuation.” The Trust believes that this disclosure adequately describes GARP characteristics.

41. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that, pursuant to the recoupment arrangement referenced above, there are currently no amounts outstanding to be recovered by the Investment Manager and the Investment Manager will not be entitled to recover any additional amounts in the future. The Trust has therefore removed this disclosure from the Prospectus.

AMG Managers Silvercrest Small Cap Fund

42. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that seven out of the nineteen series of the Trust are currently subject to the recoupment arrangement described above (the “Existing Recoupment

Arrangement”). The Trust undertakes that any new expense limitation agreement that permits recoupment that the Trust enters into for any existing series of the Trust that is not currently subject to the Existing Recoupment Arrangement or for any new series of the Trust will provide that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such series’ contractual expense limitation. The Trust respectfully submits that the Fund’s current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Investment Manager and the Trust with respect to the Fund. The Trust also respectfully submits that the Existing Recoupment Arrangement is consistent with current practices by others in the industry and that it has consulted with its independent auditors regarding the Existing Recoupment Arrangement and has concluded not to make any changes with respect to the series that currently have the Existing Recoupment Arrangement.

43. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks and convertible bonds. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

AMG Managers Value Partners Asia Dividend Fund

44. Comment: Noting that the Fund uses the term “dividend” in its name, please revise the “Principal Investment Strategies” section of the Fund’s Prospectus to include a policy requiring the Fund to invest, under normal circumstances, at least 80% of its assets in securities of dividend-paying companies.

Response: The Trust believes that the Fund’s current 80% policy is consistent with Rule 35d-1 under the 1940 Act. The Trust believes that, in this case, the term “dividend” in the Fund’s name suggests an investment strategy rather than a type of security.

45. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that seven out of the nineteen series of the Trust are currently subject to the recoupment arrangement described above (the “Existing Recoupment Arrangement”). The Trust undertakes that any new expense limitation agreement that permits recoupment that the Trust enters into for any existing series of the Trust that is not currently subject to the Existing Recoupment Arrangement or for any new series of the Trust will provide that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such series’ contractual expense limitation. The Trust respectfully submits that the Fund’s current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Investment Manager and the Trust with respect to the Fund. The Trust also respectfully submits that the Existing Recoupment Arrangement is consistent with current practices by others in the industry and that it has consulted with its independent auditors regarding the Existing Recoupment Arrangement and has concluded not to make any changes with respect to the series that currently have the Existing Recoupment Arrangement.

AMG River Road Dividend All Cap Value Fund

46. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

AMG River Road Dividend All Cap Value Fund II

47. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

AMG River Road Focused Absolute Value Fund

48. Comment: Please disclose how this Fund is a “focused fund” (e.g., it will focus a substantial portion of its assets in a small number of issuers, business sectors or industries).

Response: The Fund’s subadviser employs an all-cap strategy that focuses on a limited number of securities representing the subadviser’s “best ideas” across all of its core strategies. These “best ideas” are the result of the subadviser’s risk/reward assessment, which is based on the subadviser’s conviction about a company and opinion about the company’s discount to valuation. The Trust notes that these aspects of the Fund’s focused investment strategy are described in the “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus.

49. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is

entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that seven out of the nineteen series of the Trust are currently subject to the recoupment arrangement described above (the “Existing Recoupment Arrangement”). The Trust undertakes that any new expense limitation agreement that permits recoupment that the Trust enters into for any existing series of the Trust that is not currently subject to the Existing Recoupment Arrangement or for any new series of the Trust will provide that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such series’ contractual expense limitation. The Trust respectfully submits that the Fund’s current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Investment Manager and the Trust with respect to the Fund. The Trust also respectfully submits that the Existing Recoupment Arrangement is consistent with current practices by others in the industry and that it has consulted with its independent auditors regarding the Existing Recoupment Arrangement and has concluded not to make any changes with respect to the series that currently have the Existing Recoupment Arrangement.

AMG River Road Long-Short Fund

50. Comment: The Fund’s disclosure should indicate that the Fund is “significantly” or “primarily” investing in long and short positions so that the Fund’s name is not misleading under Section 35(d) of the 1940 Act.

Response: The requested change has been made.

51. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that, pursuant to the recoupment arrangement referenced above, there are currently no amounts outstanding to be recovered by the Investment Manager and the Investment Manager will not be entitled to recover any additional amounts in the future. The Trust has therefore removed this disclosure from the Prospectus.

52. Comment: The “Summary of the Funds—Performance” section of the Fund’s Prospectus lists multiple indices. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: The Trust believes that the Fund’s current disclosure is appropriate and consistent with the requirements of Form N-1A. Instruction 2(b) to Item 4 of Form N-1A

provides, in pertinent part, that a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Instruction 6 to Item 27(b)(7) provides, in pertinent part, that a Fund may compare its performance to an additional broad-based index so long as the comparison is not misleading. The Fund considers the Russell 3000 Index and the 50% Russell 3000® Index/50% BofA Merrill Lynch 3-Month U.S. T-Bill Index to be broad-based securities market indexes and describes these indexes as such in the “Performance” section.

53. Comment: In the “Summary of the Funds—Performance” section of the Fund’s Prospectus, in the Average Annual Total Returns table, please remove the second line showing Index performance and the corresponding footnote 2 or supplementally explain why the second line and footnote 2 are included.

Response: The Trust notes that the second line showing Index performance and the corresponding footnote 2 reflect performance of the Index since the inception date of the Fund’s Class I shares on March 4, 2013. The Trust further notes that the Fund’s Class I and Class N shares have different inception dates and that the Index has different returns since each respective inception date. The Trust therefore believes that including two separate lines showing Index performance and two separate footnotes indicating the inception date from which such performance is being measured is appropriate. The Trust respectfully submits that this presentation is intended to help facilitate shareholder understanding of the how the Fund’s performance compares to that of the Index.

AMG River Road Select Value Fund

54. Comment: Please explain supplementally why a market capitalization of below $10 billion is appropriate for what the Fund considers to be small- and mid-cap companies.

Response: The Trust believes that its definition of small- and mid-capitalization companies is reasonable and consistent with investor expectations of the term “small- and mid-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define small- and mid-cap securities by reference to a broad-based securities market index that focuses on the small- and mid-cap sector, such as the Russell 2500 Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of up to $19.3 billion as small- and mid-cap, based on the largest stock by market capitalization of the Russell 2500 Index as of January 31, 2017. The Trust also notes that several other fund complexes use a market capitalization of over $10 billion in defining small- to mid-cap companies.

55. Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “[t]he Fund may also invest in common stock of companies with market capitalizations that exceed $10 billion at the time of acquisition…” Are such securities exclusively part of the 20% bucket of the Fund’s assets that are not required to be invested in small- and mid-cap companies pursuant to the Fund’s 80% investment policy (i.e. 80% of the Fund’s assets should be in small- and mid-cap companies, as determined at the time of the investment)?

Response: The Trust confirms that such securities would not be counted toward the Fund’s 80% investment policy.

56. Comment: In the “Summary of the Funds—Performance” section of the Fund’s Prospectus, in the Average Annual Total Returns table, please remove the second line showing Index performance and the corresponding footnote 2 or supplementally explain why the second line and footnote 2 are included.

Response: The Trust notes that the second line showing Index performance and the corresponding footnote 2 reflect performance of the Index since the inception date of the Fund’s Class I shares on June 28, 2007. The Trust further notes that the Fund’s Class I and Class N shares have different inception dates and that the Index has different returns since each respective inception date. The Trust therefore believes that including two separate lines showing Index performance and two separate footnotes indicating the inception date from which such performance is being measured is appropriate. The Trust respectfully submits that this presentation is intended to help facilitate shareholder understanding of the how the Fund’s performance compares to that of the Index.

57. Comment: The “Summary of the Funds—Performance” section of the Fund’s Prospectus lists multiple indices. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: The Trust believes that the Fund’s current disclosure is appropriate and consistent with the requirements of Form N-1A. Instruction 2(b) to Item 4 of Form N-1A provides, in pertinent part, that a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Instruction 6 to Item 27(b)(7) provides, in pertinent part, that a Fund may compare its performance to an additional broad-based index so long as the comparison is not misleading. The Fund considers the Russell 2500 Value Index and the Russell 2000 Value Index to be broad-based securities market indexes and describes these indexes as such in the “Performance” section.

58. Comment: A footnote to the Fund’s “Annual Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be for a period up to thirty-six months from the date of the waiver.

Response: The Trust notes that, pursuant to the recoupment arrangement referenced above, there are currently no amounts outstanding to be recovered by the Investment Manager and the Investment Manager will not be entitled to recover any additional amounts in the future. The Trust has therefore removed this disclosure from the Prospectus.

59. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

AMG River Road Small Cap Value Fund

60. Comment: Please explain supplementally why a market capitalization of $3 billion is appropriate for what the Fund considers to be small-cap companies.

Response: The Trust believes that its definition of small-capitalization companies is reasonable and consistent with investor expectations of the term “small-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define small-cap securities by reference to a broad-based securities market index that focuses on the small-cap sector, such as the Dow Jones U.S. Small Cap Total Stock Market Index or the Russell 2000 Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of up to $9.0 billion and $9.4 billion as small-cap, based on the largest stock by market capitalization of the Dow Jones U.S. Small Cap Total Stock Market Index and the Russell 2000 Index, respectively, each as of January 31, 2017. The Trust also notes that several small-cap funds in other fund complexes use a market capitalization of up to $3.0 billion or higher in defining small cap companies.

61. Comment: Please explain supplementally why a market capitalization of between $3 and $10 billion is appropriate for what the Fund considers to be mid-cap companies.

Response: The Trust believes that its definition of mid-capitalization companies is reasonable and consistent with investor expectations of the term “mid-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define mid-cap securities by reference to a broad-based securities market index that focuses on the mid cap sector, such as the Russell Midcap Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of between $1.9 billion and $26.3 billion as mid-cap, based on the capitalization range of the Russell Midcap Index as of May 27, 2016, the date of the latest reconstitution of the Index (implemented by the Index June 24, 2016). The Trust also notes that several funds in other fund complexes use a wider market capitalization range (e.g., a lesser lower limit and a higher upper limit) in defining mid cap companies.

62. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible preferred stocks and convertible bonds. Please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest in contingent convertible securities to a material extent.

Statement of Additional Information

63. Comment: In the “Additional Investment Policies” section of the Funds’ SAI, please include disclosure concerning the leverage risk associated with entering into reverse repurchase agreements.

Response: The Trust submits that the Fund currently includes the following disclosure regarding the leverage risk associated with entering into reverse repurchase agreements in the SAI under “Additional Investment Policies”:

For the purposes of the 1940 Act, reverse repurchase agreements and dollar rolls can be viewed as the borrowing of money by a Fund and, therefore, a form of leverage which may magnify any gains or losses for the Fund, but for which the Fund is not required to have 300% asset coverage.

Follow-up Comment

The Staff provided the comment below as a follow-up comment for each Fund (as specified above) that includes a footnote to the Fund’s “Annual Operating Expenses” table that states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...”.

64. Comment: Confirm that the Registrant has conducted a FAS5 analysis and concluded that recoupment is not probable. In addition, the Registrant should confirm that it has provided the Funds’ auditor with this FAS5 analysis.

Response: The Trust confirms that it has performed a FAS5 analysis and concluded that recoupment is not probable. The Trust also confirms that it has provided the FAS5 analysis to the Funds’ auditor.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc :	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.